UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2025

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                    Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-283007 and 333-283008), as such prospectuses may be amended or supplemented from time to time.

Chief Executive, Business & Wealth

Westpac has appointed Paul Fowler to the position of Chief Executive, Business & Wealth.

Mr Fowler is an experienced leader in financial services with a career spanning more than 20 years in business and institutional banking, corporate finance and wealth management.

He joins Westpac from the Commonwealth Bank of Australia, where he is Executive General Manager, Regional and Agribusiness Banking in Business Banking.

Since joining CBA in 2015 he also served as CFO, Institutional Banking and Markets, and as Executive General Manager, Mergers & Acquisitions.

Prior to joining CBA, Mr Fowler spent over a decade in corporate finance, with roles at Goldman Sachs and Citigroup, predominantly advising financial institutions, in both Australia and offshore.

Mr Fowler will commence in the role mid-year. He will take over from Peter Herbert, Acting Chief Executive, Business & Wealth.

Biography – Paul Fowler

Paul joined Commonwealth Bank of Australia in 2015.

Since 2021, Paul has served as Executive General Manager, Regional and Agribusiness Banking at Commonwealth Bank of Australia. In this role he has led a team of business bankers, supporting a broad range of customers across Australia ranging from small business to corporates, spanning all sectors of the economy including property, agriculture, healthcare, education, manufacturing, hospitality and retail.

From 2015-2021, Paul held a number of roles across Commonwealth Bank of Australia.

From 2020-2021, Paul served as Chief Financial Officer, Institutional Banking & Markets, where he led a global team of finance professionals as well as having responsibility for strategy. Prior to this, Paul was Executive General Manager, Mergers and Acquisitions, with responsibility for leading CBA’s M&A team and delivering a number of strategic transactions, notably in banking, insurance, wealth management and financial technology.

From 2008-2015, Paul worked in Investment Banking at Goldman Sachs. As Executive Director within the Financial Institutions Group, Paul was responsible for advising a range of banking, wealth management, insurance, financial technology and specialty finance clients.

From 2003-2008, Paul worked in Investment Banking at Citigroup, based in Sydney and London.

He graduated from the University of New South Wales in 2003 with a Bachelor of Laws and Bachelor of Commerce (First Class Honours in Finance).

Index to Exhibits

Exhibit No.	Description

1	Chief Executive, Business & Wealth

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our current intent, belief or expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘objective’, ‘ambition’ or other similar words, are used to identify forward-looking statements. These statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s current expectations or beliefs concerning future developments and their potential effect upon Westpac.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ under the section ‘Performance Review’ in Westpac’s 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others relying on information in this Report should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	February 4, 2025	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney